UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TRANS1 INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
89385X 105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89385X 105	SCHEDULE 13G	Page	2	of	12

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cutlass Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,755,752 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

1,755,752 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,755,752 shares of Common Stock (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.
(2) This percentage is calculated based upon 20,870,594 shares of the Issuer’s Common Stock outstanding (as of November 5, 2010), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	89385X 105	Page	3	of	12

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cutlass Capital Principals Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,133 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

126,133 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,133 shares of Common Stock (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.
(2) This percentage is calculated based upon 20,870,594 shares of the Issuer’s Common Stock outstanding (as of November 5, 2010), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	89385X 105	Page	4	of	12

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cutlass Capital Affiliates Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		114,475 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

114,475 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,475 shares of Common Stock (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.
(2) This percentage is calculated based upon 20,870,594 shares of the Issuer’s Common Stock outstanding (as of November 5, 2010), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	89385X 105	Page	5	of	12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cutlass Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,870,227 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

1,870,227 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,870,227 shares of Common Stock (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.
(2) This percentage is calculated based upon 20,870,594 shares of the Issuer’s Common Stock outstanding (as of November 5, 2010), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	89385X 105	Page	6	of	12

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan W. Osgood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		30,000 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,996,360 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000 (1)

WITH:	8	SHARED DISPOSITIVE POWER

1,996,360 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,026,360 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Mr. Osgood owns stock options to purchase 30,000 shares of Common Stock, which are fully vested and immediately exercisable.
(2) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.
(3) This percentage is calculated based on an aggregate of 20,900,594 shares of Common Stock outstanding, which includes (i) 20,870,594 shares of Common Stock outstanding (as of November 5, 2010), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2010, and (ii) 30,000 shares of Common Stock underlying Mr. Osgood’s stock options.

CUSIP No.	89385X 105	Page	7	of	12

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edwin D. Hetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,996,360 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

1,996,360 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,996,360 shares of Common Stock (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.
(2) This percentage is calculated based upon 20,870,594 shares of the Issuer’s Common Stock outstanding (as of November 5, 2010), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	89385X 105	Page	8	of	12
Item 1.
(a)	Name of Issuer:

TranS1, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

301 Government Center Drive Wilmington, NC 28403
Item 2.
(a)	Name of Person(s) Filing:

Cutlass Capital, L.P.

Cutlass Capital Principals Fund, L.L.C.

Cutlass Capital Affiliates Fund, L.P.

Cutlass Capital Management, L.L.C.

Jonathan W. Osgood

Edwin D. Hetz

(b)	Address of Principal Business Office(s):

As to Cutlass Capital, L.P.:

229 Marlborough Street Boston, MA 02116

As to Cutlass Capital Principals Fund, L.L.C.:

229 Marlborough Street Boston, MA 02116

As to Cutlass Capital Affiliates Fund, L.P.:

229 Marlborough Street Boston, MA 02116

As to Cutlass Capital Management, L.L.C.:

229 Marlborough Street Boston, MA 02116

As to Jonathan W. Osgood:

229 Marlborough Street Boston, MA 02116

CUSIP No.	89385X 105	Page	9	of	12
As to Edwin D. Hetz:

14 Summit Avenue Kennebunkport, ME 04046

(c)	Citizenship:

As to Cutlass Capital, L.P.:

State of Delaware

As to Cutlass Capital Principals Fund, L.L.C.:

State of Delaware

As to Cutlass Capital Affiliates Fund, L.P.:

State of Delaware

As to Cutlass Capital Management, L.L.C.:

State of Delaware

As to Jonathan W. Osgood:

United States of America

As to Edwin D. Hetz:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

89385X 105
Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No.	89385X 105	Page	10	of	12
Item 4.   Ownership.
(a)	Amount beneficially owned: See Item 9 of Cover Pages

(b)	Percent of class: See Item 11 of Cover Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote of:

See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote of:

See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of Cover Pages

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of Cover Pages
1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein. In addition, Mr. Osgood owns stock options to purchase 30,000 shares of Common Stock, which are fully vested and immediately exercisable.
Item 5.   Ownership of Five Percent or Less of a Class.
          Not applicable.
Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
          Not applicable.
Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding                Company.
          Not applicable.
Item 8.   Identification and Classification of Members of the Group.
          Not applicable.

CUSIP No.	89385X 105	Page	11	of	12
Item 9.   Notice of Dissolution of Group.
          Not applicable.
Item 10.   Certification.
          Not applicable.

CUSIP No.	89385X 105	Page	12	of	12
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cutlass Capital, L.P.

Dated: February 8, 2011	/s/ Jonathan W. Osgood

By: Cutlass Capital Management, L.L.C
Its: General Partner
By: Jonathan W. Osgood
Its: Managing Member

Cutlass Capital Principals Fund, L.L.C.

Dated: February 8, 2011	/s/ Jonathan W. Osgood

By: Jonathan W. Osgood
Its: Managing Member

Cutlass Capital Affiliates Fund, L.P.

Dated: February 8, 2011	/s/ Jonathan W. Osgood

By: Cutlass Capital Management, L.L.C.
Its: General Partner
By: Jonathan W. Osgood
Its: Managing Member

Cutlass Capital Management, L.L.C.

Dated: February 8, 2011	/s/ Jonathan W. Osgood

By: Jonathan W. Osgood
Its: Managing Member

Jonathan W. Osgood

Dated: February 8, 2011	/s/ Jonathan W. Osgood

Edwin D. Hetz

Dated: February 9, 2011	/s/ Edwin D. Hetz